BlackRock Income Trust

Cusip: 09247F100

Ticker: BKT

Record Date	December 31, 2019
Pay Date	January 9, 2020

Distribution Amount per share	$0.034400

The following table sets forth the estimated amounts of the current distribution and the cumulative distributions paid this fiscal year to date from the following sources: net investment income, net realized capital gains and return of capital. All amounts are expressed per common share.

	Current Distribution	% Breakdown of the Current Distribution	Total Cumulative Distributions for the Fiscal Year to Date	% Breakdown of the Total Cumulative Distributions for the Fiscal Year to Date

Net Investment Income	$0.013826	40%	$0.287558	70%
Net Realized Capital Gains	$-	0%	$-	0%

Return of Capital	$0.020574	60%	$0.125242	30%

Total (per common share)	$0.034400	100%	$0.412800	100%

Average annual total return (in relation to NAV) for the 5-year period ending on November 30, 2019				3.30%

Annualized current distribution rate expressed as a percentage of NAV as of November 30, 2019				6.49%

Average annual total return (in relation to NAV) for the 5-year period ending on November 30, 2019				7.71%

Annualized current distribution rate expressed as a percentage of NAV as of November 30, 2019				5.95%

You should not draw any conclusions about the Fund’s investment performance from the amount of this distribution or from the terms of the Funds Managed Distribution Plan.

The Fund estimates that it has distributed more than its net investment income and net realized gains; therefore, a portion of your distribution may be a return of capital. A return of capital may occur, for example, when some or all of the money that you invested in the Fund is paid back to you. A return of capital does not necessarily reflect the Fund’s investment performance and should not be confused with ‘yield’ or ‘income’.

The amounts and sources of distributions reported in the Notice are only estimates and are not being provided for tax reporting purposes.

The actual amounts and sources of the amounts for tax reporting purposes will depend upon the Fund’s investment experience during the remainder of its fiscal year and may be subject to changes based on the tax regulations. The Fund will send you a Form 1099-DIV for the calendar year that will tell you how to report these distributions for federal income tax purpose.

Contact Number: 800-882-0052